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Michael Kaplan

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4111 tel 212 701 5111 fax michael.kaplan@davispolk.com

CONFIDENTIAL

October 1, 2018

Re:	Livent Corporation

Registration Statement on Form S-1

Filed August 27, 2018

File No. 333-227026

Mr. Frank Pigott

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Dear Mr. Pigott:

On behalf of Livent Corporation, a Delaware corporation (the “Company”), we are responding to the comment from the Staff (the “Staff”) of the Securities and Exchange Commission relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated September 25, 2018. In addition, the Company has amended the Registration Statement and is filing Amendment No. 1 to its Registration Statement (“Amendment No. 1”) on the date hereof. Amendment No. 1 includes changes consistent with those previously submitted to the Staff as Exhibit A in the Company’s letter to the Staff dated September 24, 2018 (including edits responsive to the Staff’s prior comment letter).

Set forth below is the Company’s response to the Staff’s comment. For convenience, the Staff’s comment is repeated below in italics, followed by the Company’s response to the comment.

Condensed Combined Balance Sheets, page F-38

1.

We have reviewed your response letter dated September 24, 2018. It is not clear why certain pro forma amounts presented on the June 30, 2018 balance sheet do not agree to the related pro forma amounts presented on page 47. Please advise or revise to address this apparent discrepancy.

Response: In response to the Staff’s comment, and as discussed in the telephonic meeting on September 26, 2018, the Company respectfully advises the Staff that the supplemental unaudited pro forma balance sheet as of June 30, 2018 on page F-38 only gives retroactive effect to the

Mr. Frank Pigott Division of Corporation Finance U.S. Securities and Exchange Commission	2	October 1, 2018

distribution back to FMC Corporation, the Parent, contemplated as part of the offering, but not other aspects of the offering, consistent with the guidance in Staff Accounting Bulletin Topic 1 – B.3. The Company has provided footnote disclosure with respect to the supplemental unaudited pro forma balance sheet on page F-43 within Note 2. In contrast, the pro forma amounts presented on page 47 apply the guidance provided by Regulation S-X Article 11 – Pro Forma Financial Information, which serves a different purpose and gives pro forma effect to the entire offering, and therefore results in different pro forma amounts from the supplemental unaudited pro forma balance sheet on page F-38.

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Please do not hesitate to contact me at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Michael Kaplan

Michael Kaplan

cc:	Paul W. Graves, President and Chief Executive Officer of Livent Corporation

Andrea E. Utecht, General Counsel of FMC Corporation

Sara Ponessa, General Counsel of Livent Corporation

Rachel Sheridan, Latham & Watkins LLP